[redacted]

10026828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-52753

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FG Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 John Street, Suite 703
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George — (212) 227-6611
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, Financial and Operations Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FG Markets, Inc. (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth George, Financial and Operations Principal

Sworn and subscribed to before me this 17 day of February, 2010. Notary Public
My Commission Expires September 17, 2013

Heather E Heath

This report contains (check all applicable boxes):**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report. (Not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 – 10

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
FG Markets, Inc.

We have audited the accompanying balance sheet of FG Markets, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2010

FG MARKETS, INC.
BALANCE SHEET
DECEMBER 31, 2009

Assets

Cash	$ 40,073
Prepaid expenses	5,578
Property and equipment,	
net of accumulated depreciation of $22,504	299
Security deposit	28,044
Total assets	**$ 73,994**

Liabilities and Stockholder's Equity

Liabilities - accrued expenses	$ 482
Stockholder's equity:	
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000
Additional paid-in-capital	65,000
Accumulated deficit	(551,488)
Total Stockholder's Equity	73,512
Total liabilities and stockholder's equity	$ 73,994

See independent auditors' report and notes to accompanying financial statements.

FG MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Consulting fees	$ 207,436
Commissions	2,630
Interest income	66
Total revenues	210,132
Expenses	
Market research expenses	30,001
Transaction fees	2,630
Salaries and benefits	9,605
Registration and membership fees	8,069
Professional fees	101,064
Rent	70,120
Other operating expenses	25,274
Depreciation	3,297
State and local taxes	1,632
Total expenses	251,692
Net loss	$ (41,560)

See independent auditors' report and notes to accompanying financial statements.

FG MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:		
Net loss	$	(41,560)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Depreciation		3,297
Decrease in accounts receivable		21,283
Decrease in prepaid expenses		12,049
Increase in accounts payable		30
(Decrease) in loans from related parties		(15,000)
Net cash (used) by operating activities		(19,901)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Stockholder contribution		20,000
Net cash provided by financing activities		20,000
Net Increase in cash		99
Cash at beginning of year		39,974
Cash at end of year	$	40,073

See independent auditors' report and accompanying notes to financial statements.

FG MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2009	$ 560,000	$ 45,000	$ (403,610)	$ 201,390
Reclassification - Deferred income taxes	-	-	(106,318)	(106,318)
Stockholder's contribution	-	20,000	-	20,000
Net loss	-	-	(41,560)	(41,560)
Balance - December 31, 2009	$ 560,000	$ 65,000	$ (551,488)	$ 73,512

See independent auditors' report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FG Markets, Inc. the ("Company") is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company is engaged as a securities broker-dealer and investment advisor, and limits its business to agency and riskless principal transactions.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of FG Markets, Inc., have been prepared on the accrual basis of Accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Revenues

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $39,591 which was $34,591 in excess of the amount required.

4. LEASE

The Company has not entered into a lease with the landlord and their lease expires on February 28, 2010. The Company has made the decision not to enter into a new lease with the present landlord and is actively looking for new office space in Manhattan, NY. The Company has a current lease deposit of $28,044 with the landlord under the current lease.

5. INCOME TAXES

The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $550,372 because there is uncertainty as to their realization.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company or its customer is unable to fulfill their contractual obligation.

7. RELATED PARTY TRANSACTIONS

The Company's sole stockholder, First Global Stockbroking (P) Ltd. was due $15,000 at December 31, 2008,which was repaid in 2009. First Global Stockbroking (P) Ltd. contributed $20,000 as additional paid –in-capital during 2009.

FG MARKETS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total stockholder's equity	$ 73,512
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(5,578)
Property and equipment, net	(299)
Security deposit	(28,044)
Net capital before haircuts on securities positions	39,591
Haircuts on securities positions	-
Net Capital	$ 39,591
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 482
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 34,591
Excess net capital at 1,000%	$ 39,543
Ratio: Aggregate indebtedness to net capital is	1.22%

The above computation does not differ materially from the December 31, 2009 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
FG Markets, Inc.

In planning and performing our audit of the financial statements and supplementary information of FG Markets, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY & J CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2010